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cynthiabeyea@
eversheds-sutherland.com

October 15, 2018

VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 811-22725 and 333-226876)

Dear Mr. Williamson:

On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on September 10, 2018
regarding the Fund’s Registration Statement on Form N-2 (File Nos. 811-22725 and 333-226876) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Legal Comments

1.
We previously reviewed a Form N-2 for a preferred share offering in June 2018, and gave comments on that prior offering. Many of those comments would apply here. Please confirm you’ve considered prior comments as appropriate.

Response: The Fund has reviewed the prior comments issued by the Staff and confirms that the disclosure in the Prospectus incorporates the Staff’s prior comments.

2.
Supplementally explain to us any material differences between Series A and Series B preferred stock. To the extent there are material differences, please explain why the differences would not constitute a second class of stock, as opposed to a second series for purposes of Section 18 under the Act.

Response: The Fund advises the Staff that the shares of Series B Term Preferred Stock will be issued pursuant to the Articles Supplementary under which the Series A Term Preferred Stock were issued. As a result, holders of Series B Term Preferred Stock will have identical rights with respect to voting and distributions by the Fund as do holders of the Fund’s Series A Term Preferred Stock. Consistent with Section 18(c) of the Act, neither series of Term Preferred Stock will have preference or priority over the other upon distribution of the assets of the Fund or in respect to payment of dividends. The Series B Term Preferred Stock will differ only with respect to certain pricing terms which will be set forth in an appendix to the Articles Supplementary. However, none of the pricing terms of the Series B Term Preferred Stock would create a preference or priority such that the Series B Term Preferred Stock would constitute a second class of senior security that is a stock.

3.
Under Recent Events on page 12, given your recent issuance of preferred shares and common share repurchases, please provide updated asset coverage ratios as of a recent date. Additionally, please consider providing a pro forma ratio, assuming the closing of the new preferred stock offering.

Response: The Fund advises the Staff that as a result of updating the financial information included in the registration statement, the Fund has removed the recent development discussing the Series A Term Preferred Stock offering. The Fund has included disclosure relating to its asset coverage ratio in the section titled “The Offering” under the heading “Leverage”. The Fund will include a pro forma ratio assuming the issuance of Series B Term Preferred Stock in its final pricing prospectus supplement, filed pursuant to Rule 430A. Until the pricing terms are determined for the Series B Term Preferred Stock, the Fund will not be able to calculate a pro forma ratio.

4.
Regarding the Capitalization Table on page 42, we note you present a capitalization table as of December 31, 2017. The table includes actual numbers and adjusted numbers that reflect the issuance of Series B preferred. Footnote 2 also indicates that some actual numbers have been adjusted to reflect the Series A. We believe presenting the Series A preferred is material to an understanding of your capital structure at time of issuance, but do not completely understand how these shares are being presented in the table. Please explain or revise as necessary. For example, why are the two series not broken out as separate line items based on when each one is callable?

Response: The Fund has updated its financial information included in the Prospectus with its audited consolidated financial statements for the year ended June 30, 2018. As a result, the financial information includes the issuance of the Fund’s Series A Term Preferred Stock and no adjustment is required to take such issuance into account. The Fund has revised the “Capitalization” section of the Prospectus, including the present the Series B Term Preferred Stock on a separate line.

Accounting Comments

5.	In the capitalization table, please make sure that any financial information that is unaudited is clearly marked as such.

Response: The Fund acknowledges the Staff’s comment and has included such designations as appropriate.

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* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC